

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2013

Via E-mail
David H. Ownby
Chief Financial Officer
Regal Entertainment Group
7132 Regal Lane
Knoxville, TN 37918

   Re: Regal Entertainment Group
      Form 10-K for Fiscal Year Ended December 27, 2012
      Filed on February 25, 2013
      File No. 001-31315

Dear Mr. Ownby:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Lyn Shenk

            Lyn Shenk
            Branch Chief